UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

COI Energy Services, Inc., f/k/a "COI Empowerment & Energy Services LLC"

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

January 1, 2018

Physical Address of Issuer:

802 East Whiting Street, Tampa, FL 33602

Website of Issuer:

https://coienergyservices.com

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

April 2, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

6

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$303,042	$407,031
Cash & Cash Equivalents	$66,556	$9,613
Accounts Receivable	$33,116	$159,444
Short-term Debt	$244,409	$19,582
Long-term Debt	$964,898	$499,949
Revenues/Sales	$191,935	$365,749
Cost of Goods Sold	$104,503	$130,796
Taxes Paid	$0	$0
Net Income	$(793,777)	$(270,932)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Explanatory Note: The Form C/A filed by the Company on August 26, 2020 is hereby amended and superseded in all respects by this Form C/A to extend the Offering Deadline to April 2, 2021.

November 30, 2020

COI Energy Services, Inc.
f/k/a "COI Empowerment & Energy Services LLC"



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

COI Energy Services, Inc., f/k/a "COI Empowerment & Energy Services LLC" ("**COI Energy**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 2, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special

investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://coienergyservices.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/coi-energy

The date of this Form C/A is November 30, 2020.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

COI Energy Services, Inc., f/k/a "COI Empowerment & Energy Services LLC is a digital energy platform, incorporated in Delaware as a corporation on January 1, 2018. The Company was originally formed on February 8, 2016 as a Florida limited liability company as COI Empowerment & Energy Services LLC. A Certificate of Conversion was filed with the State of Delaware on December 21, 2017, changing the Company's name from COI Empowerment & Energy Services LLC to COI Energy Services, Inc. with an effective date of conversion of January 1, 2018.

The Company is located at 802 East Whiting Street, Tampa, FL 33602.

The Company's website is https://coienergyservices.com.

The Company is headquartered and conducts business in the State of Florida, and sells products throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/coi-energy and is attached as Exhibit B to this Form C/A.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000[*]
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000[*]
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100[+]
Offering Deadline	April 2, 2021
Use of Proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on page 26.

[*]The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

[+] The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of the State of Delaware on January 1, 2018. Accordingly, the Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected. In the early stages of the pandemic, our revenue was adversely affected when our clients, utility companies, put a hold on installing "gateway connections," on which our platform is dependent significantly impairing our business prospects. This was to ensure the safety and health of all stakeholders. However, the implementation of the COI Energy solution requires minimal to no contact with building owners in the normal course of business, and our customers enabled us to resume implementation once the States started to reopen for business. In addition, a significant outbreak of other contagious diseases such as COVID-19 in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for our services and impair our business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

A majority of the Company is owned by a single owner.

The Company is currently controlled by a one person board of directors appointed by the holder of the Company's capital stock who owns 98.5% of the outstanding capital stock of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, this majority owner may be able to exercise significant influence through their board appointments. The board of directors is responsible for approving significant Company transactions, and will have significant control over the Company's budget, management and policies. This person may have interests that are different from yours. For example, this owner may support proposals and actions with which you may disagree. The concentration of ownership and board control could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, this owner could use their board influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to stockholder approval

The Company has indicated that it has engaged in certain transactions with related persons.

SaLisa Berrien, the CEO and Director of the Company, extended a loan to the Company in an amount that is greater than 5% of the Target Offering Amount of this Offering. Please see the section titled "*Transactions with Related Persons and Conflicts of Interest*" for further details.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on SaLisa Berrien, our Chief Executive Officer and Director. The Company has an employment agreement with SaLisa Berrien, however there can be no assurance that she will continue to be employed by the Company for a particular period of time. The loss of SaLisa Berrien, or any key employee of the business could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The products and services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and services offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by our software developers. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology, and our business would be negatively affected.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target OfferingAmount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

COI Energy is a technology company that connects buildings and electric grids on-demand to drive efficiencies and reduce carbon emissions by utilizing its Virtual Energy Manager to identify ways businesses can save money, make money and protect the environment by improving its energy performance. Providing earnings they can count on.

Business Plan

In the next 12-18 months, COI Energy will grow the business through direct sales, channel partners and customer referrals. We have exclusive demand management contracts with two utilities where we will focus our direct sales efforts. This requires us to hire sales, customer support and engineering team over the next 12 months. In addition, COI Energy has partnered with SAP to grow sales on the SAP AppCenter. We are the only digital energy platform that detects and eliminates waste in buildings that SAP has partnered. This plan will help us get to profitability in three years.

The Company's Products and/or Services

Product / Service	Description	Current Market
Digital Energy Manager	We believe businesses can lead the way to a more climate-friendly economy by flexing their energy infrastructure to power the electric grid and drive efficiency in their own buildings. COI's proprietary algorithm provides real-time insights and unique alerts to businesses on how they can save money, make money and protect the environment with better utilization of their energy assets through detection and elimination of energy waste.	Electric Utilities, Healthcare Facilities, Grocery Stores, Data Centers, Cold Storage and Commercial Properties. Also, COI Energy is the first energy on-demand platform to strategically partner and integrate with SAP to provide enhanced services to its customer base.

Competition

COI Energy delivers more value, less cost through a full service digital energy platform. CPower, Voltus, Autogrid, EnelX are competitors who provide partial solutions as compared to our full service integrated platform that cross optimizes demand management, energy efficiency and renewable energy resources to deliver maximum value.

Customer Base

Our customer base consists of electric utilities as well as commercial, institutional, governmental and industrial businesses. We cultivate relationships with small to medium businesses as well as large institutions that have multiple facilities and significant energy capacities. Our mission is to make the world more efficient, building by building.

Supply Chain

COI Energy uses variousmajor vendors for our hardware components including communication hardware, gateway hardware, enclosures and components to house the hardware. COI Energy has alternate vendors in the event one of the major vendors are unable to supply the services required.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
15/616557	COI Optimizer	Process of optimizing the activation of behind the meter electric equipment to balance the grid.	June 7, 2017	-	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Engineering Research & Development(1)	0%	$0	60%	$642,000
Market Access(2)	0%	$0	20%	$214,000
Sales(3)	94%	$23,500	14%	$149,800
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

(1) We will continue to invest in building out product features to drive additional sales by delivering more value to customers. This will require the need to hire additional engineers including a full-stack technical lead, artificial intelligence and machine learning developers, and two junior software engineers.

(2) Market access includes expanding in New York, New Jersey and Pennsylvania in wholesale and utility markets. In addition to educating our target business customers through content marketing, conferences, industry specific sponsorships and website engagement.

(3) We will hire a sales manager and on-demand sales development representatives to target the new geographic areas, grow sales and close strategic deals.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
SaLisa L. Berrien	CEO & Director	**COI Energy Services Inc.**, CEO & Director (January 2018 – Current) **COI Empowerment & Energy Services LLC** (predecessor entity to COI Energy Services Inc.), CEO & Manager (February 2016 – January 2018)	**Saint Joseph's University – Ervian K. Haub School of Business**, MBA – Executive Program (1999) **University of Pittsburgh – Swanson School of Engineering**, B.S. – Mechanical

			Engineering (1991)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 6 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of twenty-five million shares of common stock, par value $0.0001 per share (the "**Common Stock**"), twenty million (20,000,000) of which are designated as "Series A Common Stock" (the "**Series A Common Stock**") and five million (5,000,000) of which are designated as "Series B Common Stock" (the "**Series B Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 9,250,000 shares of Series A Common Stock and 140,620 shares of Series B Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Series A Common Stock
Amount Outstanding	9,250,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series A Common Stock at a later time, which would be dilutive to the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	81.55%

Type	Series B Common Stock
Amount Outstanding	140,620
Par Value Per Share	$0.0001
Voting Rights	Holders of shares of Series B Common Stock shall have no voting rights, except as otherwise required by law, including without limitation Section 242(b)(2) of the Delaware General Corporation Law.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series A Common Stock at a later time, which would be dilutive to the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.24%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has the following additional securities outstanding:

Type	Convertible Note
Amount Outstanding	$200,000
Voting Rights	Holders of Convertible Notes are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Conversion(1)
Interest Rate and Amortization Schedule	7% per annum. The principal amount and accrued but unpaid interest thereon, is due and payable on the maturity date, unless earlier converted under the terms of the note.
Maturity Date	December 15, 2020
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The availability of shares of the Company's capital stock issued pursuant to the conversion of such Convertible Notes would be dilutive, and could adversely affect the value of the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.20%(2)

(1) Conversion.

        a.   Automatic Conversion Pursuant to a Qualified Financing. If a transaction or series of related transactions pursuant to which the Company issues and sells shares of its preferred stock in a bona fide equity financing with the principal purpose of raising capital for an aggregate amount of not less than $3,000,000, excluding any and all indebtedness under the note (or any other convertible debt instrument) that is convertible into the Company's preferred stock (a "Qualified Financing"), then the outstanding principal amount of the note and all accrued and unpaid interest on the note shall automatically convert into shares of the Company's preferred stock issued in such Qualified Financing at a price per share equal to the price per share equal to 80% of the price per share paid by the new cash investors for shares of Company's preferred stock sold in the Qualified Financing.

b. <u>Elective Conversion upon a Non-Qualified Financing</u>. If a transaction or series of related transactions pursuant to which the Company issues and sells shares of its capital stock in a bona fide equity financing with the principal purpose of raising capital that does not constitute a Qualified Financing (a "Non-Qualified Financing") occurs on or prior to the maturity date of the note, then the outstanding principal amount of the note and all accrued and unpaid interest on the note shall be convertible, at the election of the holder of the note, into shares of the Company's capital stock issued in such Non-Qualified Financing at a price per share equal to 80% of the price per share paid by other investors for shares of capital stock of the Company sold in the Non-Qualified Financing.

c. <u>Elective Conversion upon Maturity</u>. If (i) neither a Qualified Financing nor a change of control of the Company has occurred, and (ii) the holder of the note has not previously elected to convert all accrued and unpaid interest on the note in connection with a Non-Qualified Financing on or prior to the maturity date of the note, then the outstanding principal amount of the note and all accrued and unpaid interest on the note shall be convertible on the maturity date of the note, at the election of the holder of the note, into shares of the Company's preferred stock at a price per share equal to (i) $10,000,000 divided by (ii) the total number of shares of the Company's Common Stock issue and outstanding at the applicable time assuming full conversion or exercise of all then outstanding options, warrants and convertible securities (other than the note) (the "**Fully Diluted Shares**").

d. <u>Optional Conversion upon a Change of Control</u>. If a change of control of the Company occurs prior to a Qualified Financing and on or prior to the maturity date of the note, then the outstanding principal amount of the note and all accrued and unpaid interest on the note shall, at the election of the holder of the note, either (i) be full repaid in cash by the Company, or (ii) be convertible immediately prior to such change of control of the Company, into fully paid and nonassessable shares of the Company's Common Stock at a price per share equal to the price per share equal to (i) $10,000,000 divided by (ii) the number of Fully Diluted Shares outstanding immediately prior to the consummation of the change of control of the Company.

(2) Percentage ownership assumes conversion of the principal amount of the note and any accrued but unpaid interest due thereon as of the maturity date of the note, upon a Next Equity Financing in which new investors have paid a price per share of $1.00, into shares of preferred stock of the Company that is convertible into Common Stock at a 1:1 conversion ratio, at a price per share of $0.80.

Type	Convertible Note
Amount Outstanding	$675,000
Voting Rights	Holders of Convertible Notes are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Conversion(1) Board Seat(2) Put Right(3)
Interest Rate and Amortization Schedule	7% per annum. The principal amount and accrued but unpaid interest thereon, is due and payable on the maturity date, unless earlier converted under the terms of the note.
Maturity Date	December 31, 2020
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The availability of shares of the Company's capital stock issued pursuant to the conversion of such Convertible Notes would be dilutive, and could adversely affect the value of the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	13.91%(4)

(1) Conversion. If at any time prior to or in connection with a transaction or series of related transactions pursuant to which the Company issues and sells shares of its preferred stock in a bona fide equity financing with the principal purpose of raising capital for an aggregate amount of not less than $1,000,000, excluding any and all indebtedness under the note (or any other convertible debt instrument) that is convertible into the Company's preferred stock (a "Qualified Financing"), the holder of the note converts the principal amount together with all accrued but unpaid interest thereon, into shares of capital stock of the Company, then in connection with and at the time of such conversion, the holder of the note shall be entitled to receive, and the Company shall issue to the holder of the note, a number of shares of capital stock of the Company that is equal to 12.5% of the issued and outstanding shares of capital stock of the Company, calculated on a fully-diluted basis as of such time, (a) including (without double-counting): (i) the full conversion of all other then outstanding options, warrants, convertible securities, convertible debt instruments and /or convertible promissory notes (whether or not converted or exercise as of such time); and (ii) all shares of Common Stock that are reserved, available for future grant and not subject to any outstanding options under any stock option or equity incentive plan of the Company that has been approved by the board of directors of the Company (the "Unissued Option Pool"), but (b) excluding: (i) any increases to the Unissued Option Pool in connection with the Qualified Financing; and (ii) any shares of preferred stock of the Company that are issued to any new investors in consideration for cash actually invested in the Company at the time of the closing of the Qualified Financing.

(2) Board Seat. If, at the initial closing of the Qualified Financing, the holder of the note invests a minimum of $100,000 of the amount to be raised by the Company in new money in the Qualified Financing, then upon the initial closing of the Qualified Financing, and for so long as the holder of the note holds all of the shares of capital stock of the Company held by the holder of the note immediately following the initial closing of the Qualified Financing, the holder of the note shall have the right to serve as a director of the Company and, upon request, shall be appointed to a seat on the board of directors of the Company.

(3) <u>Put Right</u>. Following conversion of the note, the holder of the note shall have the right (but not the obligation), to require the Company to purchase all of the shares of capital stock of the Company held by the holder of the note, for an aggregate purchase price equal to $1.00.

(4) Percentage ownership assumes conversion of the principal amount of the note and any accrued but unpaid interest due thereon as of the maturity date of the note, into shares of preferred stock of the Company that is convertible into Common Stock at a 1:1 conversion ratio, in an amount equal to 12.5% of the fully diluted capitalization of the Company immediately prior to the Offering.

Type	Convertible Note
Amount Outstanding	$100,000
Voting Rights	Holders of Convertible Notes are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Conversion(1)
Interest Rate and Amortization Schedule	7% per annum. The principal amount and accrued but unpaid interest thereon, is due and payable on the maturity date, unless earlier converted under the terms of the note.
Maturity Date	March 10, 2022
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The availability of shares of the Company's capital stock issued pursuant to the conversion of such Convertible Notes would be dilutive, and could adversely affect the value of the Securities sold pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.10%(2)

(1) <u>Conversion</u>.

    a. <u>Automatic Conversion Pursuant to a Qualified Financing</u>. The principal and unpaid interest of the note will be automatically converted into the type of equity securities of the Company issued in the next bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells equity securities at a fixed valuation (a "**Next Equity Financing**"), upon the closing of the Next Equity Financing. The number of shares of such equity securities to be issued upon such conversion shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the note on the date of conversion by the lesser of (i) 80% of the highest price paid per share for equity securities by investors in the Next Equity Financing and (ii) the quotient resulting from dividing (A) $10,000,000 (the "**Valuation Cap**") by (B) the number of shares of outstanding Common Stock immediately prior to the closing of the Next Equity Financing (assuming conversion of all securities into Common Stock, exercise of all outstanding option and warrants to purchase Common Stock and including the shares reserved or authorized for issuance under any equity incentive plan and any pool increase or new pool adopted in connection with the Next Equity Financing, but excluding, for this purpose, the conversion of the note and the conversion of any other debt securities or SAFEs in connection with the Next Equity Financing.

    b. <u>Optional Conversion upon Maturity</u>. On or following the maturity date of the note, the principal and unpaid accrued interest of the note may be converted, at the option of the holder of the note, into shares of Common stock. The number of such shares to be issued upon such conversion shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the note on the date of conversion by the quotient resulting from dividing (i) the Valuation Cap by (ii) the number of shares of outstanding Common Stock immediately prior to such conversion (assuming conversion of all securities into Common Stock, exercise of all outstanding options and warrants to purchase Common Stock but excluding, for this purpose, the conversion of the note and of any other debt securities or SAFE outstanding on such date).

c. Optional Conversion upon a Corporate Transaction. In the event of a change of control of the Company prior to the full payment or conversion of the note, the principal and unpaid accrued interest of the note may be converted at the option of the holder of the note, into shares of Common Stock. The number of such shares to be issued upon such conversion shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the note immediately prior to the closing of such change of control of the Company by the quotient resulting from dividing (i) the Valuation Cap by (ii) the number of shares of outstanding Common Stock immediately prior to such conversion (assuming conversion of all securities into Common Stock, exercise of all outstanding options and warrants to purchase Common Stock but excluding, for this purpose, the conversion of the note and of any other debt securities or SAFE outstanding on such date).

d. Percentage ownership assumes conversion of the principal amount of the note and any accrued but unpaid interest due thereon as of the maturity date of the note, upon a Next Equity Financing in which new investors have paid a price per share of $1.00, into shares of preferred stock of the Company that is convertible into Common Stock at a 1:1 conversion ratio, at a price per share of $0.80.

Outstanding Debt

In addition to the convertible notes described above, as of the date of this Form C/A, the Company has the following debt outstanding:

Type	Term Loan
Amount Outstanding	$85,565
Interest Rate and Amortization Schedule	1% per annum. For the period beginning on the date of issuance of the note, and ending six (6) months thereafter, no payments will be due. Thereafter, monthly payments of principal and interest in an amount of $4,560.01will be due and payable. Any principal balance and interest due thereon outstanding on the maturity date of the note, will be due and payable on the maturity date, unless such amounts are forgiven under the terms of the loan.
Description of Collateral	Unsecured.
Other Material Terms	The principal amount of the loan may be forgivable under the terms of the U.S. Small Business Administration' s " Paycheck Protection Program" created pursuant to Section 1102 of the Coronavirus Air, Relief, and Economic Security Act, commonly referred to as the " Cares Act" .
Maturity Date	April 29, 2022

Type	Term Loan
Amount Outstanding	$34,595
Interest Rate and Amortization Schedule	4.9% per annum. Payments of principal and interest in the amount of $873.89 are payable monthly.
Description of Collateral	Specific assets of the Company.
Maturity Date	February 13, 2024

Type	Term Loan
Amount Outstanding	$125,000
Interest Rate and Amortization Schedule	7% per annum. The principal amount and accrued but unpaid interest thereon is due and payable on the earlier of (i) the closing of the Company's next sale of its preferred stock in a bona fide equity financing, or (ii) December 31, 2020.
Description of Collateral	Unsecured.
Maturity Date	December 31, 2020

Type	Loan
Amount Outstanding	$22,943
Interest Rate and Amortization Schedule	This loan has no stated interest rate and no repayment schedule. The note is payable on demand.
Description of Collateral	Unsecured.
Other Material Terms	Please see the section titled "*Transactions with Related Persons and Conflicts of Interest*" for further details.
Maturity Date	This loan has no stated maturity date.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
SaLisa Berrien	9,250,000 shares of Series A Common Stock	98.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

COI ENERGY SERVICES INC. (which may be referred to as the "**Company**", "**we**," "**us**," or "**our**") was converted to a Delaware corporation from a Florida LLC with the name of COI Empowerment & Energy Services LLC (formed February 8, 2016) on January 1, 2018. The Company is providing a SaaS-based digital energy management platform that utilities and businesses can use to take advantage of cash incentives from utilities and grid operators to reduce peak energy demand and carbon emissions. The Company operates throughout eastern United States and grants financial payments to customers, substantially all of whom are business establishments. The Company's headquarters are in Florida. The Company began operations in 2016.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $66,556 and $9,613 of cash on hand, respectively.

As of November 30, 2020 the Company had an aggregate of $800,000 in cash and cash equivalents, leaving the Company with approximately ten (10) months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Money Raised or Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Note	$100,000	1	Sales Development and Product Development	March 10, 2020	Section 4(a)(2)
Convertible Note	$675,000	3	Research and Development, Sales hires, Market Development	August 31, 2018, April 15, 2019, September 5, 2019	Section 4(a)(2)
Convertible Note	$200,000	3	Research and Development	June 29, 2018, November 21, 2018	Section 4(a)(2)
Series A Common Stock	$0	9,250,000	-	January 1, 2018	Section 4(a)(2)
Series B Common Stock	$0	140,620	-	January 1, 2018	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Related Person/Entity	SaLisa Berrien
Relationship to the Company	CEO and Director of the Company
Total amount of money involved	$22,843
Description of the transaction	SaLisa Berrien extended a loan to the Company. The loan has no stated interest rate and is payable on demand.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of 1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 2, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The Company is concurrently undertaking to raise an additional $3,000,000 pursuant to Rule 506(b) of Regulation D by offering to sell up to $3,000,000 in the form of a simple agreement for future equity ("**SAFE**") to accredited investors outside of this Offering (the "**Concurrent Offering**"). The terms of the SAFEs issued in the Concurrent Offering are expected to be substantially similar to the terms of the Securities.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and will provide notice of such closing to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via electronic certificate/PDF in exchange for their investment as soon as practicable thereafter.

In the event an amount equal to two (2) times the Target Offering Amount is reached prior to the Offering Deadline, on such date or such earlier time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, provided that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

On September 25th, the Company conducted an intermediate closing of the Offering, locking in $59,280 of investment commitments and drawing down approximately $30,000 of the proceeds. On November 3rd, the Company conducted an additional intermediate closing of the Offering, locking in $121,368 of investment commitments and drawing down approximately $60,000 of the proceeds. The Company has reserved but has not issued the Securities due to those Purchasers as i) such Purchasers may contribute additional capital to the Offering and ii) pursuant to the terms of the Offering, if a Form C-W is filed, the Company will not issue the Securities and return all proceeds drawn down. The Company will complete the sale of all Securities as of the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C/A and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of greater than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $18,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's Common Stock (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $18,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes.

In connection with the Cash Out Option, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.

- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ SaLisa L. Berrien
(Signature)
SaLisa L. Berrien
(Name)
CEO & Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ SaLisa L. Berrien
(Signature)
SaLisa L. Berrien
(Name)
CEO & Director
(Title)
November 30, 2020
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

COI Energy Services, Inc.

(a Delaware corporation)

Unaudited Financial Statements

Period of January 1, 2018 through December 31, 2019

Reviewed by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Financial Statements

COI Energy Services, Inc.

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

August 6, 2020

To: Board of Directors of COI Energy Services, Inc.
        Attn: SaLisa Berrien

Re: 2018 and 2019 Financial Statement Review
        COI Energy Services, Inc.

We have reviewed the accompanying financial statements of COI Energy Services, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2018 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2018 through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

COI ENERGY SERVICES, INC.
BALANCE SHEET
As of December 31, 2019 and 2018
(Unaudited)

ASSETS		12/31/2019		12/31/2018
CURRENT ASSETS				
Cash	$	66,556	$	9,613
Accounts receivable		33,116		159,444
Inventory		-		3,013
Total Current Assets		**99,672**		**172,070**
PROPERTY AND EQUIPMENT, at cost				
Internally Developed Software		208,988		208,988
Furniture and equipment		5,081		5,081
Vehicle		57,308		57,308
		271,377		271,377
Less accumulated depreciation		(68,007)		(36,416)
Total Property and Equipment		**203,370**		**234,961**
TOTAL ASSETS	$	**303,042**	$	**407,031**
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	1,680	$	5,632
Current Maturities of long-term debt		9,000		8,000
Due to SaLisa Berrien		22,843		5,950
Deferred compensation		85,527		-
Note payable, demand		125,000		-
Accrued interest, Notes payable, demand notes		359		-
Total Current Liabilities		**244,409**		**19,582**
LONG-TERM LIABILITIES				
Notes payable, Convertible Promissory Notes		875,000		450,000
Accrued interest, Notes payable, Convertible Promissory Notes		59,433		10,154
Note payable, BMW Financial		39,465		47,795
Less Current Maturities of long-term debt		(9,000)		(8,000)
Total Long-Term Liabilities		**964,898**		**499,949**
TOTAL LIABILITIES		**1,209,307**		**519,531**
STOCKHOLDERS' EQUITY				
Common stock, Series A, $.0001 par value; 20,000,000 shares authorized, 9,250,000 outstanding		925		925
Common stock, Series B, $.0001 par value; 5,000,000 shares authorized, 140,620 outstanding		14		2
Additional Paid-in Capital		157,505		157,505
Retained earnings (deficit)		(1,064,709)		(270,932)
		(906,265)		(112,500)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	**303,042**	$	**407,031**

The accompanying notes are an integral part of these financial statements.

COI ENERGY SERVICES, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
REVENUE	$ 191,935	$ 365,749
COST OF GOODS SOLD	104,503	130,796
GROSS PROFIT	87,432	234,953
OPERATING EXPENSES (see Notes to Financials)	797,675	459,569
Operating income (loss)	(710,243)	(224,616)
Other (income) expense		
Interest expense	52,056	12,337
Interest income	(112)	(142)
Depreciation Expense	31,590	34,121
	83,534	46,316
Income (loss) before income taxes	(793,777)	(270,932)
Provision (benefit) for income taxes	-	-
Net income (loss)	$ (793,777)	$ (270,932)

The accompanying notes are an integral part of these financial statements.

COI ENERGY SERVICES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2019 and 2018
(Unaudited)

	Common Stock Series A		Common Stock Series B		Additional Paid-In Capital	Retained Earnings (Deficit)	Total
	Shares	Amount	Shares	Amount			
Balance (deficit), beginning January 1, 2018	-	-	-	-	-	-	$ -
Net income (loss)						(270,932)	(270,932)
Issuance of Common Stock	925,000	925	1,562	2	157,505		158,432
Balance, ending December 31, 2018	925,000	$ 925	1,562	$ 2	$ 157,505	$ (270,932)	$(112,500)
Net income (loss)						(793,777)	(793,777)
Issuance of Common Stock			12,500	12			12
Stock Split 10 to 1 (February 13, 2019)	8,325,000	-	126,558	-			-
Balance, ending December 31, 2019	9,250,000	$ 925	140,620	$ 14	$ 157,505	$(1,064,709)	$(906,265)

The accompanying notes are an integral part of these financial statements.

COI ENERGY SERVICES, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (793,777)	$ (270,932)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	31,591	34,121
Changes in assets and liabilities:		
Accounts receivable	126,328	(159,444)
Inventory	3,013	(3,013)
Accounts payable	(3,952)	5,632
Accrued interest	49,638	10,155
Deferred compensation	85,527	-
Net cash provided (used) by operating activities	(501,632)	(383,481)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	-	(3,000)
Net cash provided (used) by investing activities	-	(3,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from notes payable	550,000	419,000
Due to SaLisa Berrien	16,893	(19,050)
Repayment of note payable, BMW	(8,329)	(6,513)
Proceeds from stock issuance	12	2,657
Net cash provided (used) by financing activities	558,576	396,094
Net increase (decrease) in cash	56,944	9,613
Cash, beginning	9,613	-
Cash, ending	$ 66,557	$ 9,613
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid	$ 2,419	$ 2,182
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:		
Stock issurance, contribution of LLC assets to Corporation	$ -	$ 158,432
Vehicle purchased on note payable	$ -	$ 54,308

The accompanying notes are an integral part of these financial statements.

COI ENERGY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018

NOTE 1 – NATURE OF OPERATIONS

COI ENERGY SERVICES INC. (which may be referred to as the "Company", "we," "us," or "our") was converted to a Delaware corporation from a Florida LLC with the name of COI Empowerment & Energy Services LLC (formed February 8, 2016) on January 1, 2018. The Company is providing a SaaS-based utility demand management platform that commercial and industrial businesses can use to take advantages of cash incentives from utilities and grid operators to reduce peak energy demand. The Company operates throughout eastern United States and grants credit to customers, substantially all of whom are commercial establishments. The Company's website is www.coienergyservices.com. The Company's headquarters are in Florida. The Company began operations in 2016.

Since Inception, the Company has relied on contributions from owners to fund its operations. As of December 31, 2019, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of software, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $66,556 and $9,613 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from 5-15 years. Property and equipment is depreciated using straight-line methods over the following recovery periods:

	Years
Vehicles	5
Furniture and equipment	5-7
Internally Developed Software	15

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2019 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2019. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we record revenue upon the installation/shipment of products. For years ending December 31, 2019 and 2018 the Company recognized $191,935 and $365,749 in revenue, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018 the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA'), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2019 totaled $1,064,709. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 4 – CONVERTIBLE NOTES

The Company issued $450,000 convertible notes in 2018, accruing interest at 7% per annum. Notes totaling $200,000 convert at a valuation cap of $10,000,000 and 20% discount, and the remaining 2018 notes do not have a specified valuation cap. The Company issued an additional $425,000 convertible notes in 2019, accruing interest at 7% per annum with no specified valuation cap or discount. All notes are set to mature in December 2020. The notes convert at a qualified equity financing defined as $3MM.

Accrued interest as of December 31, 2019 and 2018 are $59,428 and $10,164 respectively.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock:

As of December 31, 2019, the Company had authorized 20,000,000 shares of common stock, Series A, par value $0.0001 and 5,000,000 shares of common stock, Series B, par value $0.0001.

As of December 31, 2019, the Company had 9,250,000 shares of Series A common stock issued and outstanding, for a total purchase price of $158,430 and 140,620 shares of Series B common stock issued and outstanding, for a total purchase price of $14, issued in exchange for company/team member services.

NOTE 6 – OPERATING EXPENSES

COI ENERGY SERVICES, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	12/31/2019	12/31/2018
OPERATING EXPENSES		
Advertising, marketing and trade shows	$ 8,664	$ 20,312
Bank Service Charges/Merchant Services Fees	1,072	722
Conferences/Meetings/Training	5,309	974
Corporate Retreat	1,046	16,912
Dues and Subscriptions	5,161	1,616
Insurance Expense	7,349	5,146
Office Supplies	8,969	2,390
Postage and Delivery	1,306	1,424
Software, Business	609	388
Webhosting	994	478
Computer and Internet Expenses	20	116
Payroll Expenses		
Taxes	12,573	15,613
Wages	77,362	137,366
Wages, Officers	62,000	64,000
Total Payroll Expenses	151,935	216,979
PEO, Payroll Expenses		
Health Insurance	15,799	-
Payroll Processing Fees	4,920	-
Taxes	11,627	-
Wages	114,302	-
Wages, Officers	27,280	-

Workers Compensation Ins	564	-
Total PEO, Payroll Expenses	174,492	-
Deferred Compensation	85,527	-
Internships	-	7,650
Subcontracted Services, Administrative	74,748	35,575
Payroll Processing Fees	3,257	2,325
Recruiting Expense	-	9,000
Research and Development		
Software Development	2,111	1,647
Software Development, Payoneer/overseas	68,330	38,720
Total Research and Development	70,441	40,367
International Payroll	66,470	-
Professional Fees		
Accounting	6,800	4,470
Legal	16,388	34,609
Total Professional Fees	23,188	39,079
Consulting	24,400	2,178
Travel Expenses	33,489	23,814
Meals and Entertainment	3,090	2,388
Rent Expense	40,732	27,522
Utilities	3,014	966
Telephone Expense	1,665	1,248
Corporate Taxes	728	-
TOTAL OPERATING EXPENSES	$ 797,675	$ 459,569

NOTE 7 – STOCK BASED COMPENSATION

The Company has adopted the 2019 stock-based compensation plan but has not yet issued any stock options.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Issuance of Convertible Notes

The Company issued $100,000 of convertible notes, accruing interest at 7% per annum. The notes convert at a valuation cap of $10,000,000 and 20% discount, due March 2022.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through August 6, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.





Company Name	COI Energy

Logo



Headline   Digital energy platform that detects, eliminates and monetizes energy waste.

Hero Image



Tags   B2B, Eco, Social Impact, Black founders, Female Founders

Pitch text

Summary

- A full-service digital energy platform that eliminates energy waste
- Black female-founded startup disrupting a $92B smart grid market
- 150+ paying customers, including Citi, US Foods, TECO & NY Power Authority
- Proprietary ML & AI generating best-in-class energy efficiency insights
- Rise of the Rest, MassChallenge, Nasdaq Milestone Maker & 76West Alumna
- Backed by Morgan Stanley Multicultural Innovation Lab and SAP.iO
- Recognized by Google 4 Startups as 1 of 30 Black founders to watch in 2021

Problem

30% of energy consumed by buildings is wasted

The state of energy consumption in the US right now is dangerous and expensive. Energy waste from buildings alone in the U.S. results in <u>over 300 million metric tons of carbon emitted into the environment and $55B thrown out the window every year</u>. That's equivalent to having over 70 million cars on the road. Global warming poses considerable threats in the near future. We need to decrease our emissions by 45% to reduce temperature changes. Buildings and fossil fuel power plants are a great place to start.



Utilities reserve more power for each building to avoid blackouts

Every time we flip on the light switch we expect the light to turn on. Utilities, therefore, must provide sufficient energy in the event that every customer turns on all of their lights, runs their A/C for max cooling, and operates all of their equipment. The costs for utilities to provide energy for this "peak demand" are enormous and it is wasteful.

As a result, utilities and grid operators have created energy efficiency incentive programs, such as Demand Management, that pays customers to optimize their energy use during times of peak demand - in the US alone these programs are expected to exceed $4.5B by 2025. Utilities look to increase participation in these programs from 10% to 35% by 2025. However, companies are often not aware of these programs and service providers take a line share of the value of the programs instead of customers retaining 100% of their savings.


10%
2000-2020
35%
2020-2025
COI ENERGY
MAKING THE WORLD MORE ENERGY EFFICIENT
Customer First Focus
Transparency
Proven ROI
Something must change if we are to achieve 2025 goals

Post-COVID, companies must reduce expenses as much as possible. Given the increase in space per employee and hybrid models of in-office, remote working, companies need to align their energy costs with building utilization. With buildings making up 80% of energy usage and 30% of energy waste, this represents the biggest opportunity to help companies lower costs and protect our environment.

Solution

COI Energy: Creating Smart Buildings through real-time ML-driven Insights

COI Energy offers a disruptive technology platform that enables companies to maximize their potential savings from real-time demand management insights.


DIGITAL ENERGY MANAGER
MONITOR, MANAGE, MONETIZE THRU REAL-TIME FEEDBACK

Our mission is to empower businesses to achieve their energy goals and reduce their carbon footprint, enhancing their financial stability and long-term success. Our comprehensive platform provides a dynamic overview of customers' energy assets, collecting real time data to uncover resource availability, allowing both businesses and utilities to generate value from these unused and often wasted energy sources.





We connect utilities and businesses to work towards a more climate friendly economy by optimizing the grid, improving energy performance of buildings and reducing carbon emissions.

Product

A SaaS based digital energy manager

We developed and deployed a user-friendly platform to help businesses save on energy costs, reduce peak demand and save the planet - all with the touch of a button on their desktop or mobile device. Our unique AI and machine-learning algorithm offers insights and predictive analytics around energy assets and usage, and allows the monetization of those resources.


OPTIMIZER
Welcome Back, Juan 7.30.20 | 03:30 PM EDT
Your Starting Point
Dashboard
Your Asset Database
Assets
Your Current Usage
Real Time Energy
Your Activity and Performance
Events & Reports
Coming soon!
Energy Efficiency
Coming soon!
Carbon Footprint
Coming soon!
Demand Management
Capacity Dashboard
Data
Available Credits
25,224
Asset Registry
80
Carbon Reduction
10,668
Availability
Revenue
$80,000
Current DR Events
0
Past DR Events (YTD)
10

For utilities, COI Energy streamlines the entire Demand Management program with simple two-way communication and comprehensive reporting. Utilities are now able to view behind the meter (BTM) assets from a single application, allowing them to optimize the supply of energy across their network.


OPTIMIZE
Asset Registry
Welcome Back, Mary 3.11.20 | 1:45pm Est
Your Optimize Marketplace
Capacity Dashboard
Your Asset Database
Asset Registry
Your Current Usage
Real-Time Energy
Your Capacity Change
Demand Response
Send, Receive & Earn
Credits & Revenue
Your Energy Performance
Energy Efficiency
Your Future Success
Carbon Footprint
Your Green Initiative
Renewable Energy
Your Events
Event Management
Your Custom Reports
Reporting
65567
Asset Registry
Import CSV
Import Asset Image
Export Asset List
ABS Systems - Demand Response
Asset List
Street | 3802 Street Name
City | Tampa
State | FL
Zip | 34613
Asset | Kohler NG Generator
Asset | Chiller
Asset | LED
Asset | Pumps
Nameplate Capacity | 500 kW
Nameplate Capacity | 1,000 Tons
Nameplate Capacity | 100 kW
Nameplate Capacity | 750 hp
ABS Systems - Renewable Energy
ABS Systems - Energy Efficiency

Traction

Exclusive utility partnerships with TECO and NYPA

We've established partnerships with billion dollar utility companies: Tampa Electric Company (TECO) and New York Power Authority (NYPA) for our white label solution. These combined partnerships represent a **huge opportunity** in these jurisdictions alone. We

currently have over 150 paid users on the platform.



In addition, we recently partnered with SAP and COI is now the **only Energy on-demand platform application on the SAP App Center**.

We were also named finalists in **Rise of the Rest, 76West Clean Energy Competition and the Urban Future Prize Competition.** Our founder, SaLisa Berrien, was selected to participate in Morgan Stanley's Multicultural Innovation Lab, SAP.iO Foundry and MassChallenge for her work in creating an innovative company that's solving big world problems.

Customers

Making businesses money and supporting utilities

Our current clients include Citi, US Foods, PBS Studios, Amalie Arena, USF, Publix Supermarkets, and more. We have a **100% lifetime customer retention rate** due to our superior energy optimization software and integrated market platform. Through COI Energy, businesses are paid for their flexible energy capacity, increasing their earnings potential.

Utility companies are able to access real-time data on energy behaviors and asset availability which streamlines their work in optimizing the grid. It also reduces overhead cost by providing valuable reports at the touch of a button. According to a representative from TECO, "COI's real-time visibility and automatic M&V has **streamlined our process by six (6) months and dramatically reduced our cost**."

Business Model

A simple subscription model makes it easy for customers to see their savings

We charge a simple subscription model that makes it easy for customers to budget and see their savings. Our subscription rates are monthly along with a one-time activation fee. On average, our customers see monthly savings with a payback period of less than six months. With our current traction, we expect to achieve nearly **$25M ARR by 2022**.


simple subscription. easy to budget. retain 100% savings.
CUSTOMER FEES*
One-Time Activation
+
Monthly Subscription
CUSTOMER ROI**
Average Annual Savings
Payback Period = 6 Months
*Pricing reflects level of service per meter. Some utilities subsidize these fees.
**Customer ROI based on available capacity per site. Overall savings vary based on actual capacity, program participation and capacity prices. Prices vary by region and utility.

Market

Positioned to be the digital energy manager leader


Grid Management of Behind The Meter Resources TAM by 2025
Global
$92B
Growing at 8.1% CAGR
NA
$18B

Businesses now, more than ever, need to reduce their carbon footprint to offset both financial and economic burdens. This is happening across the board from investors to insurance to employees & customers.

Businesses, more than ever, must reduce their carbon footprint

Investment

BlackRock, a $7T asset money manager, will exit investments with "high sustainability-related risk", including thermal coal production.

"Climate risk is investment risk." – Brian Deese, Blackrock (NY Times)

Insurance

More than fifty percent (50%) of insurance regulators indicated climate change will likely have high or extremely high impact on coverage availability and underwriting assumptions. (Deloitte)

Reporting

86% of US companies now publish a sustainability report, up 10% since 2014. (G&A Institute)

55% Major global and US corporations now have carbon targets in place, up 16% since 2014. (Trucost)

Using our proven SaaS sales and marketing playbook, we are targeting and closing major Demand Management customers, positioning ourselves as the market leader. We are targeting both enterprise and Mid-Market accounts through direct sales and channel partners. COI Energy's total addressable market is $6B based on 6.5% of all business customers.

Competition

Transparency & clear customer value elevates COI Energy above the rest

Unlike the competition, COI Energy offers customers 100% of the savings and revenue generated on the platform. It is the first solution that charges a simple monthly subscription fee - allowing customers to easily budget for the service and take full advantage of the savings.

Our full service Digital Energy Manager not only offers Demand Response and Energy Efficiency management, it also enables customers to integrate Renewable Energy resources to ensure they are optimizing for price and performance.


COMPETITIVE LANDSCAPE
COI ENERGY
Customer ROI
COI ENERGY
✓ Customer retains 100% savings
✓ Real-time insights and alerts
✓ Technology agnostic
✓ Flexible control
voltus
CPower
enel x
Technology Scalability
uplight
Schneider Electric
ORACLE
AutoGrid

As a mission-based company, COI Energy is the **only digital energy management solution that is also committed to bringing energy security to underserved communities**. We believe access to energy is essential to living a productive and dignified life, regardless of socioeconomic status - and part of that means ensuring communities most affected by climate change have access to clean energy. We partner with housing authorities, Habitat for Humanity and others to gift clean energy solutions to the most vulnerable.

Company	Customer ROI within 6 months	Demand Management	Grid Impact	Real-Time Insights & Alerts	Environmental & Social Impact
COI ENERGY	√	√*	√*	√	√
uplight		√	√		
enel x		√	√		
voltus		√	√		
CPower		√	√		
ORACLE		√	√		

***Our unique demand management platform outperforms our competitors**

Vision

Reducing our carbon footprint through a true energy marketplace

Over the next three years, COI will reduce energy utilization by more than 1M MWH, resulting in the reduction of **400K metric tons of carbon**. But this is only the beginning. We plan to expand our relationships with all customers to include a full suite of energy efficiency products and services, eventually becoming the world's leading hub for the "transactive" energy marketplace, where all energy prosumers and consumers can trade with each other.

TOGETHER, WE ARE CHANGING THE FACE OF ENERGY…

TO CREATE A CLIMATE-FRIENDLY ECONOMY FOR OUR CHILDREN'S CHILDREN TO LIVE, WORK, PLAY AND THRIVE





Publix
New Jersey Innovation Institute
An NJIT Corporation
grow financial
federal credit union
City of Tampa
citi
US FOODS
AMALIE ARENA
NEW YORK STATE OF OPPORTUNITY.
NY Power Authority
COI ENERGY
MAKING THE WORLD MORE ENERGY EFFICIENT
New York ISO
Independent System Operator
pjm
St. Joseph's Hospital
BayCare Health System
FREEDOM PLAZA
39
TECO ENERGY
AN EMERA COMPANY
USF
UNIVERSITY OF SOUTH FLORIDA
HIVELOCITY
DEDICATED SERVERS. COLOCATION. CLOUD HOSTING.

Investors

Over $1M raised from a strong network of investors

The company has raised a $1M on a convertible note, which will convert to equity at the first priced round of raised equity.

Founders

An experienced, visionary founder with unmatched expertise in energy







SaLisa Berrien
Founder & CEO
25+ years of energy expertise in the Smart Grid, DSM and Big Data Analytics space
Prakash Bhatia
Chief Value Officer
15+ years of experience in tech developing pricing competitive intelligence capabilities, subscription value
Vinny Bhatia
Chief Product Officer
10+ years of experience designing and launching new products, across clean energy and software

COI has a team of experts in the energy and technology sectors with over **50 years combined** experience.

SaLisa Berrien has spent her entire career devoted to bringing energy efficiency to our world. She has **over 25 years experience in the electric power and smart grid space and is actively supporting how utilities and companies work together to help our grid and our planet**. Beyond her leadership at COI Energy, SaLisa is a Board Trustee at the University of Pittsburgh and Board Chair & Founder of STRIVE, Inc., a non-profit dedicated to increasing high school graduation rates and post-secondary school matriculation of culturally diverse youth. She is an active speaker and noted leader in the energy sector.

One of SaLisa's core values is philanthropy. She believe that to whom much is given, much is required. **Her mission in life is to positively impact the space she occupies by leaving it better off than she found it.**


Lesley Fallon
Partner
TSF Consulting
SMB Expert
29 Years
Dr. Daniel Armanios
Assistant Professor
Carnegie Mellon University
Engineering & Public Policy
12 Years
Paul Farr
Former CEO
Talen Energy
(NYSE: TLN)
24 Years
Carla Harris
Vice Chairman &
Managing Director
Morgan Stanley
33 Years
Marilyn Waite
Climate & Clean Energy
Finance Program Officer
Hewlett Foundation
14 Years
COI's advisors have over 112 years combined
experience in business, energy, and technology.

Team

	SaLisa Berrien	Founder and CEO
	Prakash Bhatia	Chief Value Officer
	Guillaumee Aman	Product Owner
	Esteban Caparroz	Back-End Developer
	Jose Gutierrez	Front-End Developer
	Sara Parvez	Associate Marketing Manager

Perks

$500	A Thank You shoutout on social media.
$1,000	All non-monetary perks from previous level. A personalized Thank You note from the CEO.
$5,000	All non-monetary perks from previous level. Invitation to join a group video call with other investors to meet core members of the team.
$10,000	All non-monetary perks from previous level. Invitation to join an individual video call to meet core members of the team.
$25,000	All non-monetary perks from previous level. Invitation to name an NGO for consideration to become a gifting beneficiary.
$50,000	All non-monetary perks from previous level. Custom listing on our investor page.
$100,000	All non-monetary perks from previous level. Video meeting with CEO twice a year. Dinner with the CEO, if it is safe to do so. Quarterly updates on business progress.

FAQ

Do I need a generator to sell excess capacity to the grid?	No. Every building has excess capacity due to the spikes in energy throughout the day. The excess is made available when you limit your peak demand on the grid by turning off non-essential lights, adjusting temperature up a few degrees, switch to generator or solar capacity.
Are my savings the revenue I can generate on the platform?	No. Savings come from the actions you take to reduce your peak demand. For example; turning off lights, upgrading equipment to something more efficient, eliminating energy spikes, etc. This all results in reduced energy bill. Revenue is generated by offering up your flexible capacity to support the grid when needed. This requires a commitment to temporarily adjust energy demand when the grid needs it. In return, you receive a payment per kW or credit on your bill for your committed efforts. You receive a payment/credit every month for being on standby to support the electric grid.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.


COI Energy Services, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020


THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], COI Energy Services, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $18,000,000.

See Section 2 for certain additional defined terms.

1.   *Events*

       (a)   **Equity Financing**.

               (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing**

Price").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the

Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means the common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of New York, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COI Energy Services, Inc.
By:
Name: SaLisa Berrien
Title: CEO
Address: 802 E. Whiting Street, Tampa, FL 33602
Email: salisa@coienergyservices.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between COI Energy Services, Inc., a Delaware corporation (the "***Company***") and [Investor Name] ("***Stockholder***"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

   a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
   b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                                 LLC d/b/a Republic
Date   Date

EXHIBIT D

Video Transcript

Explainer Video Script

COI Energy offers a digital energy platform that connects utilities and businesses to detect and eliminate energy waste in buildings to better optimize the electric grid. Buildings waste 30% of the energy they consume. This waste amounts to 55 billion dollars and over 300 million metric tons of carbon emitted into the environment every year in the U.S. alone. Buildings do not operate at their maximum capacity all of the time, but they are billed at their peak demand, even if the peak lasts only 15 minutes. Electric utilities must ensure sufficient power to meet demand; therefore businesses are charged for spikes in demand. With demand management, real-time analytics, and unique alerts, the COI Optimizer helps prevent these spikes to eliminate energy waste and reduce costs. Our user-friendly dashboard informs businesses of opportunities to maximize cost savings with energy efficiency, and generate revenue for their support of the grid. This helps utilities efficiently manage the grid and ensure reliable power for all. Most importantly, we strengthen our collective impact to protect the environment and mitigate the disproportionate effects of climate change on disadvantaged communities. COI partners with organizations like Habitat for Humanity and Public Housing Authorities that directly support these communities. Clean energy access is a fundamental right and crucial to a safe and dignified life. Together, we are changing the face of energy to create a climate friendly economy for our children's children to live, work, play and thrive. Please join us on this journey!